08005201

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-62227
Email: trudy_curran@cos-trust.com

October 2, 2008

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated July 29, 2008 regarding Canadian Oil Sands filing for second quarter results and quarterly distribution of $1.25 per Trust unit;
2. Canadian Oil Sands Trust's Consolidated Interest Coverage Ratio for the Twelve Months ended September 30, 2008;
3. Canadian Oil Sands Trust's Consolidated Statements of Income and Comprehensive Income for the period ending September 30, 2008;
4. Selected financial results of Canadian Oil Sands Trust for the period ending September 30, 2008;
5. Interim MD&A and unaudited consolidated financial statements fo Canadian Oil Sands Trust for the period ended September 30, 2008;
6. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending September 30, 2008 executed by the President & Chief Executive Officer dated July 29, 2008;
7. Canadian Oil Sands Trust's Form 52-109FT2 – Certification of Interim Filings for the interim period ending September 30, 2008 executed by the Chief Financial Officer dated July 29, 2008;
8. Canadian Oil Sands Code of Business Conduct effective July 29, 2008; and
9. Press Release dated September 19, 2008 regarding Syncrude emission reduction project cost estimated at $1.6 billion.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

dlw 10/7

TMC/ism
Enclosures

Canadian Oil Sands

second quarter report 2

Canadian Oil Sands Trust raises quarterly distribution to $1.25 per Trust unit

All financial figures are unaudited and in Canadian dollars unless otherwise noted.

TSX - COS.UN

Calgary, Alberta (July 29, 2008) – Canadian Oil Sands Trust ("Canadian Oil Sands", the "Trust" or "we") today announced that cash from operating activities in the second quarter of 2008 increased 27 per cent to $413 million ($0.86 per Trust unit ("Unit")), over the same 2007 period. Year-to-date, cash from operating activities was up 62 per cent to $854 million ($1.78 per Unit) compared with the 2007 six-month period. The increase in cash from operating activities on both a quarter and year-to-date basis reflects a higher realized selling price for our synthetic crude oil partially offset by lower sales volumes and higher operating and Crown royalties expenses.

Net income for the second quarter 2008 was $497 million ($1.04 per Unit) compared with a net loss of $395 million ($0.82 per Unit) for the 2007 period. Year-to-date, net income totaled $795 million ($1.66 per Unit) in 2008 compared with a net loss of $133 million ($0.28 per Unit) for 2007. In the second quarter of 2007 the Trust recorded a one time future income tax expense of $701 million for the substantive enactment of trust taxation legislation, resulting in net losses for the 2007 second quarter and year-to-date periods.

The Trust has declared a 25 per cent increase in the quarterly distribution amount to $1.25 per Unit from $1.00 per Unit for Unitholders of record on August 15, 2008, payable on August 29, 2008.

Sales volumes quarter-over-quarter and on a year-to-date basis were lower in 2008 compared with 2007. In 2008, sales volumes averaged about 97,700 barrels per day and 98,500 barrels per day during the second quarter and first half of the year, respectively. Second quarter 2008 sales volumes were primarily impacted by a scheduled coker turnaround while the first quarter was marked by a disruption in operations and reliability challenges in bitumen production and extraction.

Operating costs in the second quarter of 2008 rose 39 per cent to $41.92 per barrel from the comparative 2007 quarter. For the first half 2008, operating costs were $38.90 per barrel, up 46 per cent from the same period last year. The increase primarily reflects operational difficulties during the first half of the year, higher bitumen production costs with more mining activity, and the purchase of third-party bitumen to support the expanded capacity of the upgrader. As well, purchased energy costs rose with higher natural gas consumption and prices in 2008.

"As we entered the third quarter of 2008, operational reliability has improved with Syncrude achieving near design capacity rates in June and July. While the third quarter will also be impacted by a scheduled coker turnaround, confidence in Syncrude's operations for the remainder of the year and buoyant crude oil prices encourage us to once again increase our quarterly distribution," said Marcel Coutu, President and Chief Executive Officer. "A principle tenet of our financial plan is to provide investors with a fuller payout of the cash generated by our business during periods of lower capital investment in order to manage an efficient capital structure for the Trust."

In the second quarter of 2008, Syncrude's total recordable injury rate was 0.59 for every 200,000 hours worked compared to a rate of 0.70 recorded for the same period of 2007.

CANADIAN OIL SANDS TRUST
Highlights

	Three Months Ended June 30		Six Months Ended June 30	
(millions of Canadian dollars, except Trust unit and volume amounts)	2008	2007	2008	2007
Net Income	$ 497	$ (395)	$ 795	$ (133)
Per Trust unit- Basic	$ 1.04	$ (0.82)	$ 1.66	$ (0.28)
Per Trust unit- Diluted	$ 1.04	$ (0.82)	$ 1.65	$ (0.28)
Cash from Operating Activities	$ 413	$ 324	$ 854	$ 526
Per Trust unit	$ 0.86	$ 0.68	$ 1.78	$ 1.10
Unitholder Distributions	$ 481	$ 191	$ 841	$ 335
Per Trust unit	$ 1.00	$ 0.40	$ 1.75	$ 0.70
Sales Volumes [1]				
Total (MMbbls)	8.9	9.0	17.9	18.8
Daily average (bbls)	97,744	98,720	98,463	103,822
Operating Costs per barrel	$ 41.92	$ 30.13	$ 38.90	$ 26.70
Net Realized SCO Selling Price per barrel	$ 131.32	$ 76.81	$ 115.76	$ 72.56
West Texas Intermediate (average $US per barrel) [2]	$ 123.80	$ 65.02	$ 111.12	$ 61.68

[1] The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.
[2] Pricing obtained from Bloomberg.

2008 Outlook

The Trust is estimating Syncrude production to be 106 million barrels in 2008 with a range of 103 to 109 million barrels (net to the Trust, equivalent to 39 million barrels with a range of 38 to 40 million barrels). This production estimate was slightly reduced from the one provided on April 28, 2008, to reflect actual production volumes in the first half of the year. The Trust has increased its average annual operating cost estimate for 2008 to $35.46 per barrel. Cash from operating activities is estimated to be $4.90 per Unit, based on an average WTI price of US$120 per barrel in 2008.

More information on the Trust's Outlook is provided in the MD&A section of this report and the July 29, 2008 guidance document, which is available on the Trust's web site at www.cos-trust.com under "investor information".

Mining Association of Canada awards Syncrude for 2007 sustainability performance

Syncrude received five 2007 performance awards from the Mining Association of Canada ("MAC") under its Towards Sustainable Mining ("TSM") initiative. TSM is a benchmarking program that assesses company performance in the areas of Tailings Management, Energy and Greenhouse Gas ("GHG") Management, Crisis Management, and External Outreach. Syncrude has participated in this program since inception and had its results externally verified in both 2006 and 2007. Syncrude received two awards for attaining the highest level of performance in Crisis Management and External Outreach and two for meeting MAC's established benchmark standard in Tailings Management and Energy/GHG Management. Syncrude was also presented with a special award for being the first MAC member to meet the established benchmark in all categories.

Canada's oil sands: a different conversation

Canada's oil sands producers and developers have joined together to engage Canadians and other interested individuals in an open discussion about oil sands development, and to foster a collaborative process that will create better understanding and solutions to the related environmental and social issues.

A central component of this "different conversation" is a new website (www.canadasoilsands.ca) that features a public discussion forum through which Canadians and other interested parties can express their views regarding oil sands development. Over time, producers intend to engage with interested parties directly through the site, responding to issues and proposing solutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of July 29, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six months ended June 30, 2008 and June 30, 2007, and the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007 and the Trust's Annual Information Form ("AIF") dated March 15, 2008. Additional information on the Trust including its AIF is available on SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the press release accompanying it contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expectation that a target net debt of $1.6 billion will allow the Trust to maintain a stable credit rating, conserve tax deductions, remain unhedged and provide the capacity to fund future growth; the expected structure to be assumed given the Federal government's tax changes effective in 2011; distributing a fuller amount of cash from operating activities; the belief that distributions will exceed net income at times over the next several years; expectations regarding future distribution levels; the expected tax rate by the federal government on the Trust in 2011; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings, or changes to the Crown royalties regime; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next several years; improvements in operational reliability; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2008 and beyond; capital expenditures for 2008; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the second quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 24.1 million barrels, or about 265,000 barrels per day, compared with 23.9 million barrels, or about 263,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 8.9 million barrels in the second quarter of 2008 based on our 36.74 per cent working interest compared with 8.8 million barrels in 2007.

Production in the second quarter of 2008 was primarily impacted by a scheduled 45-day turnaround on Coker 8-1, which began in April and was completed in mid-May. Operational problems with two sulphur plants and an extended hydrogen plant turnaround also constrained production in the quarter. These issues were resolved in May, leading to strong performance for June with volumes averaging about 361,000 barrels per day. In the second quarter of 2007, production was primarily impacted by maintenance on Coker 8-3 and a planned turnaround of the LC-Finer.

Year-to-date, Syncrude produced 48.4 million barrels in 2008 or about 266,000 barrels per day, compared with 50.5 million barrels or about 279,000 barrels per day in 2007. In addition to the coker turnaround during the second quarter, first half 2008 production was impacted by a disruption in operations triggered by extremely cold weather during the first quarter. The cold weather also affected bitumen production and extraction. By comparison, production in the first half of 2007 was impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating costs increased to $41.92 per barrel in the second quarter of 2008, up $11.79 per barrel from the same quarter last year. Year-to-date operating costs were $38.90 per barrel in 2008 versus $26.70 per barrel in 2007 (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3
Revenues [1]	$ 1,177	$ 907	$ 950	$ 936	$ 690	$ 674	$ 646	$ 689
Net income (loss)	$ 497	$ 298	$ 515	$ 361	$ (395)	$ 262	$ 128	$ 278
Per Trust Unit, Basic	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55	$ 0.27	$ 0.60
Per Trust Unit, Diluted	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54	$ 0.27	$ 0.59
Cash from operating activities	$ 413	$ 441	$ 367	$ 484	$ 324	$ 202	$ 412	$ 334
Per Trust Unit [2]	$ 0.86	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42	$ 0.88	$ 0.72
Unitholder distributions	$ 481	$ 360	$ 264	$ 192	$ 191	$ 144	$ 140	$ 140
Per Trust Unit	$ 1.00	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30
Daily average sales volumes (bbls)	97,744	99,181	116,368	124,904	98,720	108,981	110,185	95,438
Net realized SCO selling price ($/bbl) [3]	$ 131.32	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69	$ 63.71	$ 78.43
Operating costs ($/bbl) [4]	$ 41.92	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56	$ 23.60	$ 19.68
Purchased natural gas price ($/GJ)	$ 9.38	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99	$ 6.51	$ 5.42
West Texas Intermediate (avg. US$/bbl) [5]	$ 123.80	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23	$ 60.16	$ 70.60
Foreign exchange rates (US$/Cdn$):								
Average	$ 0.99	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85	$ 0.88	$ 0.89
Quarter- end	$ 0.98	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87	$ 0.86	$ 0.90

(1) Revenues after crude oil purchases and transportation expense.

(2) Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.

(3) Net realized SCO selling price after foreign currency hedging.

(4) Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.

(5) Pricing obtained from Bloomberg.

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- U.S. dollar West Texas Intermediate ("WTI") oil prices, which impact the Trust's revenues, have increased significantly over the last six quarters, reaching a high of approximately US$140 per barrel during the second quarter of 2008.
- The substantive enactment of income tax legislation in June 2007 to apply a new tax on distributions from Canadian public trusts starting in 2011 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively.
- Syncrude's Stage 3 expansion came on-line at the end of August 2006, increasing Syncrude's productive design capacity by approximately 100,000 barrels per day with a corresponding pro-rata increase to the Trust's sales volumes, revenues, operating costs, and depletion, depreciation and accretion ("DD&A") expense.
- On January 2, 2007 the Trust acquired a 1.25 per cent working interest in Syncrude from Talisman Energy Inc. Commencing in 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude while the 2006 financial results reflect the Trust's previous ownership of 35.49 per cent.
- U.S. to Canadian dollar exchange rate fluctuations have impacted commodity pricing and have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt.

Quarterly variances in revenues, net income, and cash from operating activities are caused by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income also is impacted by foreign exchange gains and losses and by future income tax amounts. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the second quarter of 2008, net income amounted to $497 million, or $1.04 per Trust unit ("Unit"), compared with a net loss of $395 million, or $0.82 per Unit, recorded in the comparable quarter in 2007. The loss in the second quarter of 2007 was primarily the result of a one time $701 million future income tax expense recorded on the substantive enactment of trust taxation legislation. In the second quarter of 2008, revenues net of crude oil purchases and transportation expense totalled approximately $1.2 billion, an increase of approximately $490 million relative to the second quarter of 2007 as a result of higher crude oil prices. Operating costs increased from $271 million in the second quarter of 2007 to $373 million in the second quarter of 2008 as a result of increased contractor and employee costs, additional mining material moved in the quarter, increased energy costs and bitumen purchases. Operating costs in both the second quarters of 2008 and 2007 reflect coker maintenance and turnarounds.

Year-to-date net income totaled $795 million, or $1.66 per Unit in 2008 compared with a net loss of $133 million, or $0.28 per Unit, recorded in 2007. The improvement in net income primarily was the result of higher revenues net of higher operating costs and Crown royalties in 2008 without the impact of the one time future income tax expense of $701 million that was recorded in 2007.

Cash from operating activities increased to $413 million for the second quarter of 2008 versus $324 million for the second quarter of 2007. Year-to-date cash from operating activities increased to $854 million for 2008 versus $526 million for 2007. The increase in cash from operating activities was the result of the higher revenues net of increases in operating expenses, Crown royalties and changes in non-cash working capital.

Changes in non-cash working capital decreased cash from operating activities by $162 million in the second quarter of 2008, primarily as a result of higher accounts receivable at June 30, 2008 from stronger sales volumes and pricing in the month of June 2008 versus March 2008. In the second quarter of 2007, changes in non-cash working capital increased cash from operating activities by $57 million, primarily as a result of lower accounts receivable at June 30, 2007 relative to March 31, 2007.

Year-to-date changes in non-cash working capital decreased cash from operating activities by $136 million in 2008, primarily as a result of higher accounts receivable net of higher accounts payable at June 30, 2008 relative to December 31, 2007. In the same period of 2007, changes in non-cash working capital decreased cash from operating activities by $37 million primarily as a result of higher accounts receivable and lower accounts payable at June 30, 2007 relative to December 31, 2007.

Non-cash working capital and changes therein can vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and inventory fluctuations.

Net Income (Loss) per Barrel

	Three Months Ended June 30			Six Months Ended June 30		
($ per bbl)[1]	2008	2007	Variance	2008	2007	Variance
Revenues after crude oil purchases and transportation expense	132.34	76.81	55.53	116.30	72.56	43.74
Operating costs	(41.92)	(30.13)	(11.79)	(38.90)	(26.70)	(12.20)
Crown royalties	(19.94)	(9.94)	(10.00)	(17.24)	(9.75)	(7.49)
	70.48	36.74	33.74	60.16	36.11	24.05
Non-production costs	(1.79)	(1.72)	(0.07)	(1.83)	(1.75)	(0.08)
Administration and insurance	(0.97)	(0.83)	(0.14)	(0.86)	(0.74)	(0.12)
Interest, net	(1.87)	(2.50)	0.63	(1.85)	(2.49)	0.64
Depletion, depreciation and accretion	(11.39)	(8.51)	(2.88)	(11.37)	(8.50)	(2.87)
Foreign exchange gain (loss)	0.51	6.98	(6.47)	(1.17)	3.75	(4.92)
Future income tax (expense) recovery and other	1.12	(74.06)	75.18	1.34	(33.46)	34.80
	(14.39)	(80.64)	66.25	(15.74)	(43.19)	27.45
Net income (loss) per barrel	56.09	(43.90)	99.99	44.42	(7.08)	51.50
Sales volumes (MMbbls)	8.9	9.0	(0.1)	17.9	18.8	(0.9)

[1] Unless otherwise specified, net income (loss) and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capital and certain per barrel measures. These non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended June 30 2008	2007	Variance	Six Months Ended June 30 2008	2007	Variance
Sales revenue [1]	$ 1,285	$ 804	$ 481	$ 2,310	$ 1,585	$ 725
Crude oil purchases	(101)	(109)	8	(210)	(208)	(2)
Transportation expense	(8)	(9)	1	(18)	(19)	1
	1,176	686	490	2,082	1,358	724
Currency hedging gains [1]	1	4	(3)	2	6	(4)
	$ 1,177	$ 690	$ 487	$ 2,084	$ 1,364	$ 720
Sales volumes (MMbbls) [2]	8.9	9.0	(0.1)	17.9	18.8	(0.9)

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.*

[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)						
Realized SCO selling price before hedging [3]	$ 131.22	$ 76.41	$ 54.81	$ 115.66	$ 72.26	$ 43.40
Currency hedging gains	0.10	0.40	(0.30)	0.10	0.30	(0.20)
Net realized SCO selling price	$ 131.32	$ 76.81	$ 54.51	$ 115.76	$ 72.56	$ 43.20

[3] *SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.*

The increase in sales revenue for 2008 versus 2007 on a quarterly and on a year-to-date basis was due to a higher realized selling price for our synthetic crude oil ("SCO") offset by a slight decline in sales volumes.

The increase in the SCO selling price primarily reflects the increase in WTI prices in 2008. During the second quarter of 2008, WTI prices averaged US$123.80 per barrel compared to US$65.02 per barrel for the second quarter of 2007. Year-to-date, WTI prices averaged US$111.12 per barrel in 2008 versus US$61.68 per barrel in 2007. The increase in US dollar WTI prices was tempered by a stronger Canadian dollar, which averaged $0.99 US/Cdn year-to-date in 2008 compared with $0.88 US/Cdn in 2007, and averaged $0.99 US/Cdn for the second quarter of 2008 compared with $0.91 US/Cdn for the second quarter of 2007.

In addition to the increase in WTI prices, our SCO continued to receive a premium to Canadian dollar WTI (the "differential") in 2008. In the second quarter of 2008, the Trust's SCO realized a weighted-average premium of $4.05 per barrel compared with the average Canadian dollar WTI price versus a premium of $4.85 per barrel in the same period in 2007. Year-to-date in 2008, the Trust's SCO realized a weighted-average premium of $2.87 per barrel relative to the average Canadian dollar WTI price versus a premium of $2.28 per barrel for 2007. We believe that the modest improvement in the differential in 2008 on a year-to-date basis was due to a tighter supply/demand balance for SCO.

The Trust's sales volumes for the second quarter of 2008 averaged about 97,700 barrels per day versus an average of about 98,700 barrels per day in the second quarter of 2007. Year-to-date sales volumes averaged about 98,500 barrels per day in 2008 versus an average of about 103,800 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnaround of Coker 8-1 during the second quarter and by operational difficulties during the first quarter. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating Costs

	Three Months Ended June 30				Six Months Ended June 30			
	2008		2007		2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]								
Bitumen production [2]	15.30		10.73		15.71		10.40	
Purchased energy [2,4]	3.40		2.53		3.77		2.65	
Purchased bitumen	2.43		-		1.90		-	
	21.13	26.21	13.26	16.43	21.38	25.46	13.05	15.90
Upgrading Costs [3]								
Bitumen processing and upgrading [2]		6.27		5.26		6.06		5.04
Turnaround and catalysts		3.54		2.90		2.08		1.91
Purchased energy [4]		4.47		2.32		3.83		2.59
		14.28		10.48		11.97		9.54
Other and research [2]		3.05		2.39		2.18		1.15
Change in treated and untreated inventory		(1.48)		0.14		(0.64)		(0.22)
Total Syncrude operating costs		42.06		29.44		38.97		26.37
Canadian Oil Sands adjustments [5]		(0.14)		0.69		(0.07)		0.33
Total operating costs		41.92		30.13		38.90		26.70
(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	327	265	325	263	323	266	339	279

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $9.38/GJ and $6.78/GJ in the second quarter of 2008 and 2007, respectively. For the first six months of the year, natural gas costs averaged $8.27/GJ and $6.90/GJ in 2008 and 2007, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

[6] *Syncrude production volumes include the impact of processed purchased bitumen volumes.*

($/bbl of SCO)	Three Months Ended June 30 2008	2007	Six Months Ended June 30 2008	2007
Production costs	33.23	24.68	30.58	20.88
Purchased energy	8.69	5.45	8.32	5.82
Total operating costs	41.92	30.13	38.90	26.70
(GJs/bbl of SCO)				
Purchased energy consumption	0.93	0.80	1.01	0.84

In the second quarter of 2008, operating costs were $373 million, averaging $41.92 per barrel, an increase of $102 million, or $11.79 per barrel, over the second quarter of 2007 operating costs of $271 million. Operating costs in both the second quarters of 2008 and 2007 reflect coker maintenance and turnarounds. Year-to-date operating costs were $697 million in 2008, averaging $38.90 per barrel, an increase of $195 million, or $12.20 per barrel over 2007. The increase in costs for the reported periods is primarily due to the following:

- Additional overburden material was moved during the first and second quarters of 2008 versus 2007. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008 in order to re-establish exposed mineable ore inventory and meet operational requirements;
- increased costs for contractors and wages for Syncrude staff on a quarterly and on a year-to-date basis as a result of inflationary pressures and contract settlements;
- the purchase of incremental bitumen in 2008 to support production during times of internal bitumen supply shortfalls;
- inflationary pressure for materials and consumables;
- additional costs during the first quarter of 2008 associated with resuming shipments at Syncrude following the disruption of operations early in the year;
- higher energy costs reflecting higher natural gas prices and increased natural gas consumption on per barrel basis due to operational inefficiencies during 2008; and
- an increase in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares and units, the market performance of which was stronger in the first half of 2008 relative to the same period in 2007.

Operating costs per barrel also have increased in 2008 on a year-to-date basis as a result of reduced production volumes in 2008 versus 2007. A significant portion of Syncrude's operating costs are fixed and as such, any change in production impacts per unit operating costs. While inflationary pressures are

expected to persist, improvements in operational reliability should help to reduce the costs related to the operational inefficiencies experienced during 2008.

Non-Production Costs

Non-production costs totalled $16 million and $15 million in the second quarters of 2008 and 2007, respectively. Year-to-date non-production costs totalled $33 million for both 2008 and 2007. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures. Non-production costs can vary on a periodic basis depending on the number of projects underway and the status of the projects.

Crown Royalties

In the second quarter of 2008, Crown royalties increased to $178 million, or $19.94 per barrel, from $89 million, or $9.94 per barrel, in the comparable 2007 quarter. Year-to-date Crown royalties increased to $309 million, or $17.24 per barrel, in 2008 from $183 million, or $9.75 per barrel in 2007. The increase in royalties in 2008 on both a quarterly and a year-to-date basis was primarily due to significantly increased revenues partially offset by higher operating costs.

Potential changes to Crown royalty terms by the Alberta government are discussed later in this MD&A.

Interest Expense, Net

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 18	$ 24	$ 38	$ 49
Interest income and other	(2)	(1)	(5)	(2)
Interest expense, net	$ 16	$ 23	$ 33	$ 47

The Trust's net interest expense in 2008 has decreased relative to the comparable periods in 2007 due to reduced average net debt outstanding.

Depreciation, Depletion and Accretion Expense

($ millions)	Three Months Ended June 30 2008		Three Months Ended June 30 2007		Six Months Ended June 30 2008		Six Months Ended June 30 2007
Depreciation and depletion expense	$	98	$	74	$	197	$ 154
Accretion expense		4		3		7	5
	$	102	$	77	$	204	$ 159

The increase in depreciation and depletion ("D&D") expense in 2008 on a quarterly and on a year-to-date basis versus 2007 was due to a higher per barrel D&D rate. In 2008 the D&D rate per barrel of production increased to $11.07 from $8.31 in 2007 as a result of higher projected capital cost estimates for Syncrude in the Trust's December 31, 2007 independent reserves report.

Foreign Exchange Loss (Gain)

($ millions)	Three Months Ended June 30 2008		Three Months Ended June 30 2007		Six Months Ended June 30 2008		Six Months Ended June 30 2007
Unrealized foreign exchange loss (gain)	$	(8)	$	(76)	$	26	$ (87)
Realized foreign exchange loss (gain)		3		13		(5)	17
Total foreign exchange loss (gain)	$	(5)	$	(63)	$	21	$ (70)

Unrealized foreign exchange ("FX") gains and losses are the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The unrealized FX gains and losses reported in 2008 resulted from the change in the value of the Canadian dollar relative to the U.S. dollar to $0.98 US/Cdn at June 30, 2008 from $0.97 US/Cdn at March 31, 2008 and $1.01 US/Cdn at December 31, 2007. The unrealized FX gains in 2007 were due to the change in the value of the Canadian dollar relative to the U.S. dollar to $0.94 US/Cdn at June 30, 2007 from $0.87 US/Cdn at March 31, 2008 and $0.86 US/Cdn at December 31, 2007.

Future Income Tax and Other

In the second quarter of 2008, a $10 million future income tax recovery was recorded on the reduction of temporary differences versus a future income tax expense of $665 million in the second quarter of 2007. On a year-to-date basis, a future income tax recovery of $24 million was recorded in 2008 on the reduction of temporary differences compared with a future income tax expense of $628 million in 2007.

Prior to the substantive enactment of Bill C-52 in June 2007, the federal government's legislation to tax distributions from income trusts commencing in 2011, Canadian Oil Sands' future income taxes reflected only those temporary differences in the Trust's subsidiaries. Upon the substantive enactment of Bill C-52, Canadian Oil Sands recorded a one-time $701 million future income tax expense and a corresponding

future income tax liability related to the differences between the accounting and tax basis of the Trust's assets and liabilities.

In June 2008, Bill C-50, which contains legislation to adjust the deemed provincial component on the tax rate on distributions from income and royalty trusts expected to apply to Canadian Oil Sands commencing in 2011, passed third reading in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 per cent to 10 per cent as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes, however, the adjustment to the provincial component of the tax is not considered substantively enacted as the income tax regulations for the adjustment have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

With the taxation of income trusts commencing January 1, 2011 Canadian Oil Sands is evaluating alternatives as to the best structure for its Unitholders in the future. On July 14, 2008, the Department of Finance released proposed conversion rules for income and royalty trusts. The draft rules, which are subject to comments by interested parties by September 15, 2008, are designed to permit income and royalty trusts to convert into public corporations and wind up without triggering adverse tax consequences to the income or royalty trust and its Unitholders. We are assessing the draft rules and their implications to the Trust. However, until the draft legislation is finalized and ultimately passed into law, we will not be able to complete our evaluation. Subject to the finalization of the conversion rules, we plan to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favour a faster transition to an alternate structure. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and non-declining production profile provide a solid foundation to generate future cash from operating activities.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 Financial Statements.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard is effective for the Trust beginning January 1, 2008. Application of the new standard did not have an impact on the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued a new accounting standard , Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. Canadian Oil Sands has commenced assessing the impact on our business of adopting IFRS in 2011 and is preparing for the transition accordingly.

UNITHOLDER DISTRIBUTIONS

	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	2008	2007	2008	2007
Cash from operating activities	$ 413	$ 324	$ 854	$ 526
Net income (loss)	$ 497	$ (395)	$ 795	$ (133)
Unitholder distributions	$ 481	$ 191	$ 841	$ 335
Excess (shortfall) of cash from operating activities over Unitholder distributions	$ (68)	$ 133	$ 13	$ 191
Excess (shortfall) of net income over Unitholder distributions	$ 16	$ (586)	$ (46)	$ (468)

In the second quarter of 2008, Unitholder distributions exceeded cash from operating activities by $68 million as a result of changes in non-cash working capital. During the quarter, changes in non-cash working capital reduced cash from operating activities by $162 million, primarily as a result of a $198 million increase in accounts receivable at June 30, 2008 relative to March 31, 2008. For the second

quarter of 2008, cash from operating activities along with opening cash balances at April 1, 2008 funded the Trust's distributions, capital expenditures, and reclamation trust fund contributions.

Year-to-date cash from operating activities exceeded Unitholder distributions by $13 million and, along with opening cash balances at January 1, 2008, funded the Trust's distributions, capital expenditures, and reclamation trust fund contributions.

Total distributions during 2008 exceeded net income on a year-to-date basis primarily as a result of DD&A. DD&A is a non-cash item that does not affect the Trust's cash from operating activities, balance sheet strength or ability to pay distributions over the next several years.

The Trust uses debt and equity financing to the extent that cash from operating activities is insufficient to fund distributions, capital expenditures, reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

On July 29, 2008 the Trust declared a quarterly distribution of $1.25 per Unit in respect of the third quarter of 2008 for a total distribution of $602 million. The distribution will be paid on August 29, 2008 to Unit holders of record on August 15, 2008. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements, and with the objective of maintaining an investment grade credit rating.

The 25 per cent increase in the distribution over the previous quarter reflects the Trust's financial plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust is distributing a fuller amount of cash from operating activities unless capital investment or acquisition opportunities arise that management believes offer Unitholders enhanced value. Additionally, under current market conditions, the Trust plans on raising its long-term net debt to about $1.6 billion by the end of 2010. We believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation. The target is based on Syncrude's existing productive capacity and we will reconsider this target in light of Canadian Oil Sands future capital requirement plans.

In determining the Trust's distributions, Canadian Oil Sands considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $20 million and $18 million on a year-to-date basis in 2008 and 2007, respectively, and approximated the related expense for both pension and reclamation of $25 million and $22 million for each of the periods, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent

actuarial valuation and our share of Syncrude's future reclamation costs has increased, we currently do not anticipate any material increases in funding related to these items for the next few years.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-book capitalization at an amount less than 55 per cent. With a current net debt-to-book capitalization of approximately 20 per cent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate dramatically from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI and FX rates. The Trust strives to smooth out the effect of this variability on distributions by taking a longer-term view of our outlook for our operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. Nonetheless, the highly variable nature of our cash from operating activities introduces risk in our ability to sustain or provide stability in distributions and any expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied.

As the Trust executes its financial plan, investors should anticipate increased variability in distributions and understand that current distribution levels may not be sustainable once we have reached our net debt target. As distributions comprise a larger percentage of cash from operating activities, the distributions will necessarily be more reflective of business performance and crude oil prices. Further, the taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities, and consequently distribution levels.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)		June 30 2008		December 31 2007
Long-term debt	$	1,079	$	1,218
Cash and cash equivalents		(32)		(268)
Net debt [1]	$	1,047	$	950
Unitholders' equity	$	4,147	$	4,172
Total capitalization [2]	$	5,194	$	5,122

[1] Non-GAAP measure
[2] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	20	19

As at June 30, 2008 the Trust had $840 million of credit facilities available and unutilized. In addition, the Trust had $67 million in letters of credit issued against a separate line of credit.

During the second quarter of 2008, the Trust repaid $150 million of medium term notes that matured.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as actual crude oil prices, Syncrude's operational performance, distributions, and FX rates vary from our assumptions.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 are primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was previously described in the "Review of Syncrude Operations" section of this MD&A.

In the second quarter of 2008, capital expenditures totalled $54 million, compared with expenditures of $50 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $21 million and $19 million of the capital spent in the second quarters of 2008 and 2007, respectively. The remaining amounts in each quarter pertained to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $6.00 and $5.35 in each of the second quarters of 2008 and 2007, respectively.

Year-to-date capital expenditures totalled $101 million in 2008 versus $83 million in 2007. The SER project accounted for $38 million and $34 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $5.63 and $4.40 on a year-to-date basis in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. While expenditures on the SER project are estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 per cent working interest) there is upward cost pressure on the project. Syncrude is currently performing a full review of the SER project and will provide updates to cost estimates and timing after such review has been completed. The Trust's share of the SER project expenditures incurred to date is approximately $144 million, with the remaining costs expected to be incurred in the next three years to coordinate with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $8 per barrel for 2008. Over the longer term, we expect sustaining capital expenditures to average approximately $5 per barrel before inflation; however, over the next few years we expect to incur an additional $2 to $5 per barrel annually for large environmental and infrastructure projects. These projects include the relocation of certain mining trains and tailings systems, which are required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 106 million barrels in 2008, or 39 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion was expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day provided by the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life based on an independent estimate of Syncrude's reserves and resources as of December 31, 2007. The scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages have been approved and are being developed. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is possible that the debottleneck will be delayed beyond our current 2012

projected startup as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners as they are still in the early planning stages.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $26.5 billion with 482 million Units outstanding and a closing price of $55 per Unit on June 30, 2008.

Canadian Oil Sands Trust - Trading Activity	Second Quarter 2008	June 2008	May 2008	April 2008
Unit price				
High	$ 55.14	$ 55.00	$ 55.14	$ 48.30
Low	$ 40.25	$ 48.64	$ 43.53	$ 40.25
Close	$ 55.00	$ 55.00	$ 50.04	$ 45.23
Volume traded (millions)	88.1	28.7	33.9	25.5
Weighted average Trust units outstanding (millions)	480.8	481.5	480.9	479.9

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of July 29, 2008 there have been no significant changes to the Trust's contractual obligations and commitments in 2008 from our 2007 year-end disclosure, other than the repayment of approximately $150 million in maturing medium term notes on April 9, 2008.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at June 30, 2008.

Crude Oil Price Risk

Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. As at June 30, 2008 the Trust remains unhedged on its crude oil price exposure and does not intend to introduce any crude oil hedge positions. Canadian Oil Sands may, however, hedge its crude oil production in the future depending on the business environment and growth opportunities.

Foreign Currency Hedging

As at June 30, 2008, we do not have any foreign currency hedges in place. At the present time, we do not intend to introduce any currency hedge positions. Canadian Oil Sands may, however, hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. As at June 30, 2008 we did not have any debt outstanding bearing interest at floating market-based rates.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of May 16, 2008, approximately 34 percent of our Units are held by non-Canadian residents with the remaining 66 per cent of Units being held by Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of August 15, 2008. The Trust posts its foreign ownership levels and describes its steps for managing these levels on its web site (www.cos-trust.com) under "Investor Information", "Frequently Asked Questions". These steps are also described in the Trust's AIF.

CROWN ROYALTY CHANGES

In 2007, the Alberta government announced new Crown royalty terms, effective January 1, 2009. For oil sands projects, the new terms are based on a sliding scale royalty rate ranging from one to nine per cent pre-payout and 25 to 40 per cent post-payout that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The pre-payout rate starts at one per cent of revenue and increases for every dollar oil is priced above $55 C$-WTI per barrel, to a maximum of nine per cent of revenue at $120 C$-WTI per barrel or higher. The net royalty rate applied post-payout will start at 25 per cent of net revenue and rises for every dollar of C$-WTI increase above $55 C$-WTI per barrel up to a maximum of 40 per cent of net revenue at $120 C$-WTI per barrel or higher.

The Syncrude Joint Venture owners have a Crown royalty agreement with the Alberta government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Crown royalty agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands remains of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the government.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and died on one of Syncrude's tailings ponds. Syncrude is cooperating with Alberta Environment and Sustainable Resource Development officials in their investigation into why this occurred. Previous to this event, Syncrude's waterfowl management program, which includes the deployment of noise cannons and scarecrows, has worked very well over decades of use. Syncrude and its owners are very disappointed this occurred and are focused on understanding how to prevent this from happening again.

Greenhouse Gas Emissions Reduction Requirements

On March 31, 2008 Syncrude submitted its 2007 compliance report on greenhouse gas ("GHG") emissions to the Alberta government for review by the director of Alberta Environment. The submission of the compliance report meets the regulatory deadline specified by the Alberta government as part of its Bill 3 legislation introduced in 2007 to reduce GHG emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of GHGs a year ("Large Emitters") must reduce their emissions intensity (emissions per unit of production) by 12 per cent over the average emissions intensity levels of 2003, 2004 and 2005. If they are unable to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007.

For 2008, Syncrude is accruing approximately $0.10 per barrel for compliance with Bill 3, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide ("CO_2") emission intensity level and clarification from the Alberta government regarding details of the Bill 3 implementation. No cost estimates are available for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the integrated CO_2 Network (ICON).

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's *Environmental Protection and Enhancement Act* requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On June 26, 2008, the Alberta Energy Resources Conservation Board ("ERCB") released a draft Directive on Tailings Criteria for public review and comment. This directive proposes to develop new industry-wide criteria to supplement existing regulations by requiring operators to:

- prepare an operations and abandonment plan for every consolidated tailings pond, which would be reviewed for the establishment of performance measures by the ERCB;
- operate and abandon each consolidated tailings pond in accordance with their applications or ERCB approvals;
- consume fine fluid tailings as proposed in their applications or as approved by the ERCB; and
- specify dates for pond construction, pond use, pond closure, and other milestones and file these dates with the ERCB by December 31, 2009.

Syncrude is involved in both the review of the draft directive and submission of comments to the ERCB, as well as assessing the impact of the proposed directive on current and future operations. Until the

directive is finalized the impact, if any, of the new regulations on Syncrude cannot be fully determined. The regulation as presently drafted, however, is likely to have an adverse impact on the current cost estimates for tailings management.

Syncrude has filed an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility to permit interim storage of increased volumes of mature fine tailings. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

2008 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)	July 29, 2008	April 28, 2008
Syncrude production (MMbbls)	106	108
Canadian Oil Sands Sales (MMbbls)	38.9	39.7
Revenues, net of crude oil purchases and transportation	4,734	3,929
Operating costs	1,381	1,273
Operating costs per barrel	35.46	32.07
Crown royalties	742	575
Capital expenditures	294	265
Cash from operating activities	2,356	1,924
Business environment assumptions		
West Texas Intermediate (US$/bbl)	$ 120	$ 100
Premium (Discount) to average C$ WTI prices (C$/bbl)	$ 1.50	$ (1.00)
Foreign exchange rate (US$/Cdn$)	$ 1.00	$ 1.00
AECO natural gas (Cdn$/GJ)	$ 9.50	$ 8.50

The Trust has lowered its 2008 Syncrude production estimate to 106 million barrels to reflect first half results. The estimate continues to incorporate Syncrude's remaining 2008 maintenance program, including the turnaround of Coker 8-2 in the third quarter, an allowance for unplanned outages, and recognition that Syncrude is still working to establish reliable Stage 3 design rates. The Syncrude production estimate is set within a range of 103 to 109 million barrels for 2008.

We have increased our estimate of the Trust's 2008 revenues as a result of increases in the realized SCO sales price. Operating costs estimates have increased as a result of the year-to-date financial results, the expectation of continuing high costs in mining and maintenance operations, increased natural gas prices and the impact of reduced production volumes on the calculation of per Unit costs. The Trust has not assumed any further bitumen purchases in this current Outlook; however, Syncrude may purchase up to 10,000 barrels per day of additional bitumen during the remainder of 2008 to provide for flexibility in SCO production. The increase in forecasted Crown royalties is due to the increased revenues net of increased cost estimates.

As a result of current assumptions, our revised estimate of cash from operating activities has increased to $2,356 million or $4.90 on a per Unit basis. With the increase in the distribution to $1.25 per Unit in the third quarter of 2008, we are estimating net debt levels will remain at approximately $1 billion at the end of 2008.

Distributions paid in 2008 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

		Cash from Operating Activities Increase	
Variable [1]	**Annual** [2] **Sensitivity**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	29	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	24	0.05
Syncrude production increase	2 million bbls	59	0.12
Canadian dollar weakening	US$0.01/C$	29	0.06
AECO natural gas price decrease	C$0.50/GJ	13	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Revenues	$ 1,286	$ 808	$ 2,312	$ 1,591
Crude oil purchases and transportation expense	(109)	(118)	(228)	(227)
	1,177	690	2,084	1,364
Expenses:				
Operating	373	271	697	502
Non-production	16	15	33	33
Crown royalties	178	89	309	183
Administration	9	6	13	10
Insurance	1	1	3	4
Interest, net (Note 8)	16	23	33	47
Depreciation, depletion and accretion	102	77	204	159
Foreign exchange loss (gain)	(5)	(63)	21	(70)
	690	419	1,313	868
Earnings before taxes	487	271	771	496
Future income tax expense (recovery) and other	(10)	665	(24)	628
Net income (loss) from continuing operations	497	(394)	795	(132)
Loss from discontinued operations	-	(1)	-	(1)
Net income (loss)	497	(395)	795	(133)
Other comprehensive loss, net of income taxes				
Reclassification of derivative gains to net income	-	(2)	(1)	(4)
Comprehensive income (loss)	$ 497	$ (397)	$ 794	$ (137)
Weighted average Trust Units (millions)	481	479	480	479
Trust Units, end of period (millions)	482	479	482	479
Net income (loss) per Trust Unit:				
Basic	$ 1.04	$ (0.82)	$ 1.66	$ (0.28)
Diluted	$ 1.04	$ (0.82)	$ 1.65	$ (0.28)

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

($ millions)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Retained earnings				
Balance, beginning of period	$ 1,581	$ 1,809	$ 1,643	$ 1,691
Net income (loss)	497	(395)	795	(133)
Unitholder distributions (Note 9)	(481)	(191)	(841)	(335)
Balance, end of period	1,597	1,223	1,597	1,223
Accumulated other comprehensive income				
Balance, beginning of period	23	28	24	30
Other comprehensive loss	-	(2)	(1)	(4)
Balance, end of period	23	26	23	26
Unitholders' capital				
Balance, beginning of period	2,500	2,498	2,500	2,260
Issuance of Trust Units (Note 4)	24	1	24	239
Balance, end of period	2,524	2,499	2,524	2,499
Contributed surplus				
Balance, beginning of period	5	4	5	4
Exercise of employee stock options	(3)	-	(3)	-
Stock-based compensation	1	-	1	-
Balance, end of period	3	4	3	4
Total Unitholders' equity	$ 4,147	$ 3,752	$ 4,147	$ 3,752

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited)

($ millions)	June 30 2008	December 31 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32	$ 268
Accounts receivable	588	379
Inventories	118	102
Prepaid expenses	2	6
	740	755
Property, plant and equipment, net	6,321	6,427
Goodwill	52	52
Reclamation trust	39	37
	$ 7,152	$ 7,271
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 368	$ 289
Current portion of employee future benefits	16	16
	384	305
Employee future benefits and other liabilities	112	128
Long-term debt	1,079	1,218
Asset retirement obligation	232	226
Future income taxes	1,198	1,222
	3,005	3,099
Unitholders' equity	4,147	4,172
	$ 7,152	$ 7,271

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Cash from (used in) operating activities				
Net income (loss)	$ 497	$ (395)	$ 795	$ (133)
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	102	77	204	159
Unrealized foreign exchange on long-term debt	(8)	(76)	26	(87)
Future income tax expense (recovery)	(10)	666	(24)	628
Other	5	(4)	5	(4)
Net change in deferred items	(11)	(1)	(16)	-
	575	267	990	563
Change in non-cash working capital	(162)	57	(136)	(37)
Cash from operating activities	413	324	854	526
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes	(150)	(77)	(150)	(272)
Net drawdown (repayment) of bank credit facilities	-	(50)	(16)	70
Unitholder distributions (Note 9)	(481)	(191)	(841)	(335)
Issuance of Trust Units (Note 4)	21	2	21	2
Cash used in financing activities	(610)	(316)	(986)	(535)
Cash from (used in) investing activities				
Capital expenditures	(54)	(50)	(101)	(83)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties	-	4	-	4
Reclamation trust funding	(2)	(2)	(3)	(3)
Change in non-cash working capital	-	8	-	2
Cash used in investing activities	(56)	(40)	(104)	(311)
Increase (decrease) in cash and cash equivalents	(253)	(32)	(236)	(320)
Cash and cash equivalents at beginning of period	285	65	268	353
Cash and cash equivalents at end of period	$ 32	$ 33	$ 32	$ 33
Cash and cash equivalents consist of:				
Cash			$ 3	$ 1
Short-term investments			29	32
			$ 32	$ 33

Supplementary Information (Note 10)

See Notes to Unaudited Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section is effective for the Trust beginning January 1, 2008. Application of the new Section did not have an impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and Intangible Assets, which replaces Section 3062 Goodwill and Other Intangible Assets, and Section 3450 Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) ISSUANCE OF TRUST UNITS

In the six months ended June 30, 2008, approximately 2.1 million Trust Units were issued for $24 million on the exercise of employee stock options.

5) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and six months ended June 30, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Defined benefit plans:				
Pension benefits	$ 7	$ 7	$ 15	$ 14
Other benefit plans	1	1	2	2
	$ 8	$ 8	$ 17	$ 16
Defined contribution plans	-	1	1	1
Total benefit cost	$ 8	$ 9	$ 18	$ 17

6) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$ 40
Line of credit (b)	67
Operating credit facility (c)	800
	$ 907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at June 30, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at June 30, 2008, no amounts were drawn on this facility.

7) LONG-TERM DEBT

On April 9, 2008, the Trust repaid $150 million of 5.75% medium term notes.

8) INTEREST, NET

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 18	$ 24	$ 38	$ 49
Interest income and other	(2)	(1)	(5)	(2)
Interest expense, net	$ 16	$ 23	$ 33	$ 47

9) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Cash from operating activities	$ 413	$ 324	$ 854	$ 526
Add (Deduct):				
Capital expenditures	(54)	(50)	(101)	(83)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties		4		4
Change in non-cash working capital [1]	-	8	-	2
Reclamation trust funding	(2)	(2)	(3)	(3)
Change in cash and cash equivalents and financing, net [2]	124	(93)	91	120
Unitholder distributions	$ 481	$ 191	$ 841	$ 335
Unitholder distributions per Trust Unit	$ 1.00	$ 0.40	$ 1.75	$ 0.70

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

10) SUPPLEMENTARY INFORMATION

	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Income tax paid	$ -	$ 1	$ -	$ 1
Interest paid	$ 13	$ 19	$ 38	$ 54

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	1,670,000
Tax		(73,000)
Interest on debt		80,000
Net income before interest and taxes	$	1,677,000
Interest on debt	$	80,000
Interest coverage- eamings		21.0

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income [(1)]	$	114,304
Tax		(76,894)
Interest on debt		80,318
Deferred Trust Royalty		431,019
Net income before interest, taxes, & Deferred Trust Royalty	$	548,747
Interest on debt		80,318
Interest coverage- earnings		6.8

[(1)] Net of Deferred Trust Royalty provision.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Revenues	$ 1,286	$ 808	$ 2,312	$ 1,591
Crude oil purchases and transportation expense	(109)	(118)	(228)	(227)
	1,177	690	2,084	1,364
Expenses:				
Operating	373	271	697	502
Non-production	16	15	33	33
Crown royalties	178	89	309	183
Administration	9	6	13	10
Insurance	1	1	3	4
Interest, net (Note 8)	16	23	33	47
Depreciation, depletion and accretion	102	77	204	159
Foreign exchange loss (gain)	(5)	(63)	21	(70)
	690	419	1,313	868
Earnings before taxes	487	271	771	496
Future income tax expense (recovery) and other	(10)	665	(24)	628
Net income (loss) from continuing operations	497	(394)	795	(132)
Loss from discontinued operations	-	(1)	-	(1)
Net income (loss)	497	(395)	795	(133)
Other comprehensive loss, net of income taxes				
Reclassification of derivative gains to net income	-	(2)	(1)	(4)
Comprehensive income (loss)	$ 497	$ (397)	$ 794	$ (137)
Weighted average Trust Units (millions)	481	479	480	479
Trust Units, end of period (millions)	482	479	482	479
Net income (loss) per Trust Unit:				
Basic	$ 1.04	$ (0.82)	$ 1.66	$ (0.28)
Diluted	$ 1.04	$ (0.82)	$ 1.65	$ (0.28)

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

($ millions)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Retained earnings				
Balance, beginning of period	$ 1,581	$ 1,809	$ 1,643	$ 1,691
Net income (loss)	497	(395)	795	(133)
Unitholder distributions (Note 9)	(481)	(191)	(841)	(335)
Balance, end of period	1,597	1,223	1,597	1,223
Accumulated other comprehensive income				
Balance, beginning of period	23	28	24	30
Other comprehensive loss	-	(2)	(1)	(4)
Balance, end of period	23	26	23	26
Unitholders' capital				
Balance, beginning of period	2,500	2,498	2,500	2,260
Issuance of Trust Units (Note 4)	24	1	24	239
Balance, end of period	2,524	2,499	2,524	2,499
Contributed surplus				
Balance, beginning of period	5	4	5	4
Exercise of employee stock options	(3)	-	(3)	-
Stock-based compensation	1	-	1	-
Balance, end of period	3	4	3	4
Total Unitholders' equity	$ 4,147	$ 3,752	$ 4,147	$ 3,752

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited)

($ millions)	June 30 2008	December 31 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32	$ 268
Accounts receivable	588	379
Inventories	118	102
Prepaid expenses	2	6
	740	755
Property, plant and equipment, net	6,321	6,427
Goodwill	52	52
Reclamation trust	39	37
	$ 7,152	$ 7,271
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 368	$ 289
Current portion of employee future benefits	16	16
	384	305
Employee future benefits and other liabilities	112	128
Long-term debt	1,079	1,218
Asset retirement obligation	232	226
Future income taxes	1,198	1,222
	3,005	3,099
Unitholders' equity	4,147	4,172
	$ 7,152	$ 7,271

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Cash from (used in) operating activities				
Net income (loss)	$ 497	$ (395)	$ 795	$ (133)
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	102	77	204	159
Unrealized foreign exchange on long-term debt	(8)	(76)	26	(87)
Future income tax expense (recovery)	(10)	666	(24)	628
Other	5	(4)	5	(4)
Net change in deferred items	(11)	(1)	(16)	-
	575	267	990	563
Change in non-cash working capital	(162)	57	(136)	(37)
Cash from operating activities	413	324	854	526
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes	(150)	(77)	(150)	(272)
Net drawdown (repayment) of bank credit facilities	-	(50)	(16)	70
Unitholder distributions (Note 9)	(481)	(191)	(841)	(335)
Issuance of Trust Units (Note 4)	21	2	21	2
Cash used in financing activities	(610)	(316)	(986)	(535)
Cash from (used in) investing activities				
Capital expenditures	(54)	(50)	(101)	(83)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties	-	4	-	4
Reclamation trust funding	(2)	(2)	(3)	(3)
Change in non-cash working capital	-	8	-	2
Cash used in investing activities	(56)	(40)	(104)	(311)
Increase (decrease) in cash and cash equivalents	(253)	(32)	(236)	(320)
Cash and cash equivalents at beginning of period	285	65	268	353
Cash and cash equivalents at end of period	$ 32	$ 33	$ 32	$ 33
Cash and cash equivalents consist of:				
Cash			$ 3	$ 1
Short-term investments			29	32
			$ 32	$ 33

Supplementary Information (Note 10)

See Notes to Unaudited Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section is effective for the Trust beginning January 1, 2008. Application of the new Section did not have an impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and Intangible Assets, which replaces Section 3062 Goodwill and Other Intangible Assets, and Section 3450 Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) ISSUANCE OF TRUST UNITS

In the six months ended June 30, 2008, approximately 2.1 million Trust Units were issued for $24 million on the exercise of employee stock options.

5) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and six months ended June 30, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Defined benefit plans:				
Pension benefits	$ 7	$ 7	$ 15	$ 14
Other benefit plans	1	1	2	2
	$ 8	$ 8	$ 17	$ 16
Defined contribution plans	-	1	1	1
Total benefit cost	$ 8	$ 9	$ 18	$ 17

6) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$ 40
Line of credit (b)	67
Operating credit facility (c)	800
	$ 907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at June 30, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at June 30, 2008, no amounts were drawn on this facility.

7) LONG-TERM DEBT

On April 9, 2008, the Trust repaid $150 million of 5.75% medium term notes.

8) INTEREST, NET

	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Interest expense on long-term debt	$ 18	$ 24	$ 38	$ 49
Interest income and other	(2)	(1)	(5)	(2)
Interest expense, net	$ 16	$ 23	$ 33	$ 47

9) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Six Months Ended June 30 2008	Six Months Ended June 30 2007
Cash from operating activities	$ 413	$ 324	$ 854	$ 526
Add (Deduct):				
Capital expenditures	(54)	(50)	(101)	(83)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties		4		4
Change in non-cash working capital [1]	-	8	-	2
Reclamation trust funding	(2)	(2)	(3)	(3)
Change in cash and cash equivalents and financing, net [2]	124	(93)	91	120
Unitholder distributions	$ 481	$ 191	$ 841	$ 335
Unitholder distributions per Trust Unit	$ 1.00	$ 0.40	$ 1.75	$ 0.70

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

10) SUPPLEMENTARY INFORMATION

	Three Months Ended June 30				Six Months Ended June 30			
		2008		2007		2008		2007
Income tax paid	$	-	$	1	$	-	$	1
Interest paid	$	13	$	19	$	38	$	54

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending June 30
($ millions)

	Three Months Ended		Six Months Ended	
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Gross sales revenue	$ 1,284.9	$ 804.4	$ 2,310.4	$ 1,585.0
Operating income before other expenses [1]	$ 510.4	$ 238.5	$ 846.2	$ 485.6
Net income before Trust Royalties [2]	$ 506.9	$ 313.2	$ 790.3	$ 559.9
Net income (loss)	$ 20.2	$ 47.3	$ 17.9	$ 73.5

	As at June 30, 2008
Current assets	$ 740.2
Non-current assets	$ 5,983.9
Current liabilities [3]	$ 1,781.3
Non-current liabilities [4]	$ 4,720.9

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $482 million (2007- $192 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,370 million.*

(4) *Includes a future income tax liability of $494 million and a deferred Trust Royalty liability of $2,803 million.*

(5) *As at June 30, 2008, Consolidated Canadian Oil Sands Limited held a 36.74 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 36.74 per cent working interest in Syncrude, and owned 100 per cent of Canadian Arctic Gas Ltd. and 100 per cent of Canadian Oil Sands Marketing Inc.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of July 29, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the six months ended June 30, 2008 and June 30, 2007, and the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007 and the Trust's Annual Information Form ("AIF") dated March 15, 2008. Additional information on the Trust including its AIF is available on SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the press release accompanying it contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expectation that a target net debt of $1.6 billion will allow the Trust to maintain a stable credit rating, conserve tax deductions, remain unhedged and provide the capacity to fund future growth; the expected structure to be assumed given the Federal government's tax changes effective in 2011; distributing a fuller amount of cash from operating activities; the belief that distributions will exceed net income at times over the next several years; expectations regarding future distribution levels; the expected tax rate by the federal government on the Trust in 2011; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings, or changes to the Crown royalties regime; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next several years; improvements in operational reliability; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2008 and beyond; capital expenditures for 2008; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the second quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 24.1 million barrels, or about 265,000 barrels per day, compared with 23.9 million barrels, or about 263,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 8.9 million barrels in the second quarter of 2008 based on our 36.74 per cent working interest compared with 8.8 million barrels in 2007.

Production in the second quarter of 2008 was primarily impacted by a scheduled 45-day turnaround on Coker 8-1, which began in April and was completed in mid-May. Operational problems with two sulphur plants and an extended hydrogen plant turnaround also constrained production in the quarter. These issues were resolved in May, leading to strong performance for June with volumes averaging about 361,000 barrels per day. In the second quarter of 2007, production was primarily impacted by maintenance on Coker 8-3 and a planned turnaround of the LC-Finer.

Year-to-date, Syncrude produced 48.4 million barrels in 2008 or about 266,000 barrels per day, compared with 50.5 million barrels or about 279,000 barrels per day in 2007. In addition to the coker turnaround during the second quarter, first half 2008 production was impacted by a disruption in operations triggered by extremely cold weather during the first quarter. The cold weather also affected bitumen production and extraction. By comparison, production in the first half of 2007 was impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating costs increased to $41.92 per barrel in the second quarter of 2008, up $11.79 per barrel from the same quarter last year. Year-to-date operating costs were $38.90 per barrel in 2008 versus $26.70 per barrel in 2007 (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3
Revenues [1]	$ 1,177	$ 907	$ 950	$ 936	$ 690	$ 674	$ 646	$ 689
Net income (loss)	$ 497	$ 298	$ 515	$ 361	$ (395)	$ 262	$ 128	$ 278
Per Trust Unit, Basic	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55	$ 0.27	$ 0.60
Per Trust Unit, Diluted	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54	$ 0.27	$ 0.59
Cash from operating activities	$ 413	$ 441	$ 367	$ 484	$ 324	$ 202	$ 412	$ 334
Per Trust Unit [2]	$ 0.86	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42	$ 0.88	$ 0.72
Unitholder distributions	$ 481	$ 360	$ 264	$ 192	$ 191	$ 144	$ 140	$ 140
Per Trust Unit	$ 1.00	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30
Daily average sales volumes (bbls)	97,744	99,181	116,368	124,904	98,720	108,981	110,185	95,438
Net realized SCO selling price ($/bbl) [3]	$ 131.32	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69	$ 63.71	$ 78.43
Operating costs ($/bbl) [4]	$ 41.92	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56	$ 23.60	$ 19.68
Purchased natural gas price ($/GJ)	$ 9.38	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99	$ 6.51	$ 5.42
West Texas Intermediate (avg. US$/bbl) [5]	$ 123.80	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23	$ 60.16	$ 70.60
Foreign exchange rates (US$/Cdn$):								
Average	$ 0.99	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85	$ 0.88	$ 0.89
Quarter- end	$ 0.98	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87	$ 0.86	$ 0.90

[1] Revenues after crude oil purchases and transportation expense.

[2] Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.

[3] Net realized SCO selling price after foreign currency hedging.

[4] Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.

[5] Pricing obtained from Bloomberg.

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- U.S. dollar West Texas Intermediate ("WTI") oil prices, which impact the Trust's revenues, have increased significantly over the last six quarters, reaching a high of approximately US$140 per barrel during the second quarter of 2008.
- The substantive enactment of income tax legislation in June 2007 to apply a new tax on distributions from Canadian public trusts starting in 2011 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively.
- Syncrude's Stage 3 expansion came on-line at the end of August 2006, increasing Syncrude's productive design capacity by approximately 100,000 barrels per day with a corresponding pro-rata increase to the Trust's sales volumes, revenues, operating costs, and depletion, depreciation and accretion ("DD&A") expense.
- On January 2, 2007 the Trust acquired a 1.25 per cent working interest in Syncrude from Talisman Energy Inc. Commencing in 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude while the 2006 financial results reflect the Trust's previous ownership of 35.49 per cent.
- U.S. to Canadian dollar exchange rate fluctuations have impacted commodity pricing and have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt.

Quarterly variances in revenues, net income, and cash from operating activities are caused by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income also is impacted by foreign exchange gains and losses and by future income tax amounts. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the second quarter of 2008, net income amounted to $497 million, or $1.04 per Trust unit ("Unit"), compared with a net loss of $395 million, or $0.82 per Unit, recorded in the comparable quarter in 2007. The loss in the second quarter of 2007 was primarily the result of a one time $701 million future income tax expense recorded on the substantive enactment of trust taxation legislation. In the second quarter of 2008, revenues net of crude oil purchases and transportation expense totalled approximately $1.2 billion, an increase of approximately $490 million relative to the second quarter of 2007 as a result of higher crude oil prices. Operating costs increased from $271 million in the second quarter of 2007 to $373 million in the second quarter of 2008 as a result of increased contractor and employee costs, additional mining material moved in the quarter, increased energy costs and bitumen purchases. Operating costs in both the second quarters of 2008 and 2007 reflect coker maintenance and turnarounds.

Year-to-date net income totaled $795 million, or $1.66 per Unit in 2008 compared with a net loss of $133 million, or $0.28 per Unit, recorded in 2007. The improvement in net income primarily was the result of higher revenues net of higher operating costs and Crown royalties in 2008 without the impact of the one time future income tax expense of $701 million that was recorded in 2007.

Cash from operating activities increased to $413 million for the second quarter of 2008 versus $324 million for the second quarter of 2007. Year-to-date cash from operating activities increased to $854 million for 2008 versus $526 million for 2007. The increase in cash from operating activities was the result of the higher revenues net of increases in operating expenses, Crown royalties and changes in non-cash working capital.

Changes in non-cash working capital decreased cash from operating activities by $162 million in the second quarter of 2008, primarily as a result of higher accounts receivable at June 30, 2008 from stronger sales volumes and pricing in the month of June 2008 versus March 2008. In the second quarter of 2007, changes in non-cash working capital increased cash from operating activities by $57 million, primarily as a result of lower accounts receivable at June 30, 2007 relative to March 31, 2007.

Year-to-date changes in non-cash working capital decreased cash from operating activities by $136 million in 2008, primarily as a result of higher accounts receivable net of higher accounts payable at June 30, 2008 relative to December 31, 2007. In the same period of 2007, changes in non-cash working capital decreased cash from operating activities by $37 million primarily as a result of higher accounts receivable and lower accounts payable at June 30, 2007 relative to December 31, 2007.

Non-cash working capital and changes therein can vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and inventory fluctuations.

Net Income (Loss) per Barrel

	Three Months Ended June 30			Six Months Ended June 30		
($ per bbl)[1]	2008	2007	Variance	2008	2007	Variance
Revenues after crude oil purchases and transportation expense	132.34	76.81	55.53	116.30	72.56	43.74
Operating costs	(41.92)	(30.13)	(11.79)	(38.90)	(26.70)	(12.20)
Crown royalties	(19.94)	(9.94)	(10.00)	(17.24)	(9.75)	(7.49)
	70.48	36.74	33.74	60.16	36.11	24.05
Non-production costs	(1.79)	(1.72)	(0.07)	(1.83)	(1.75)	(0.08)
Administration and insurance	(0.97)	(0.83)	(0.14)	(0.86)	(0.74)	(0.12)
Interest, net	(1.87)	(2.50)	0.63	(1.85)	(2.49)	0.64
Depletion, depreciation and accretion	(11.39)	(8.51)	(2.88)	(11.37)	(8.50)	(2.87)
Foreign exchange gain (loss)	0.51	6.98	(6.47)	(1.17)	3.75	(4.92)
Future income tax (expense) recovery and other	1.12	(74.06)	75.18	1.34	(33.46)	34.80
	(14.39)	(80.64)	66.25	(15.74)	(43.19)	27.45
Net income (loss) per barrel	56.09	(43.90)	99.99	44.42	(7.08)	51.50
Sales volumes (MMbbls)	8.9	9.0	(0.1)	17.9	18.8	(0.9)

[1] Unless otherwise specified, net income (loss) and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capital and certain per barrel measures. These non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended June 30 2008	Three Months Ended June 30 2007	Variance	Six Months Ended June 30 2008	Six Months Ended June 30 2007	Variance
Sales revenue [1]	$ 1,285	$ 804	$ 481	$ 2,310	$ 1,585	$ 725
Crude oil purchases	(101)	(109)	8	(210)	(208)	(2)
Transportation expense	(8)	(9)	1	(18)	(19)	1
	1,176	686	490	2,082	1,358	724
Currency hedging gains [1]	1	4	(3)	2	6	(4)
	$ 1,177	$ 690	$ 487	$ 2,084	$ 1,364	$ 720
Sales volumes (MMbbls) [2]	8.9	9.0	(0.1)	17.9	18.8	(0.9)

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.*

[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)						
Realized SCO selling price before hedging [3]	$ 131.22	$ 76.41	$ 54.81	$ 115.66	$ 72.26	$ 43.40
Currency hedging gains	0.10	0.40	(0.30)	0.10	0.30	(0.20)
Net realized SCO selling price	$ 131.32	$ 76.81	$ 54.51	$ 115.76	$ 72.56	$ 43.20

[3] *SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.*

The increase in sales revenue for 2008 versus 2007 on a quarterly and on a year-to-date basis was due to a higher realized selling price for our synthetic crude oil ("SCO") offset by a slight decline in sales volumes.

The increase in the SCO selling price primarily reflects the increase in WTI prices in 2008. During the second quarter of 2008, WTI prices averaged US$123.80 per barrel compared to US$65.02 per barrel for the second quarter of 2007. Year-to-date, WTI prices averaged US$111.12 per barrel in 2008 versus US$61.68 per barrel in 2007. The increase in US dollar WTI prices was tempered by a stronger Canadian dollar, which averaged $0.99 US/Cdn year-to-date in 2008 compared with $0.88 US/Cdn in 2007, and averaged $0.99 US/Cdn for the second quarter of 2008 compared with $0.91 US/Cdn for the second quarter of 2007.

In addition to the increase in WTI prices, our SCO continued to receive a premium to Canadian dollar WTI (the "differential") in 2008. In the second quarter of 2008, the Trust's SCO realized a weighted-average premium of $4.05 per barrel compared with the average Canadian dollar WTI price versus a premium of $4.85 per barrel in the same period in 2007. Year-to-date in 2008, the Trust's SCO realized a weighted-average premium of $2.87 per barrel relative to the average Canadian dollar WTI price versus a premium of $2.28 per barrel for 2007. We believe that the modest improvement in the differential in 2008 on a year-to-date basis was due to a tighter supply/demand balance for SCO.

The Trust's sales volumes for the second quarter of 2008 averaged about 97,700 barrels per day versus an average of about 98,700 barrels per day in the second quarter of 2007. Year-to-date sales volumes averaged about 98,500 barrels per day in 2008 versus an average of about 103,800 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnaround of Coker 8-1 during the second quarter and by operational difficulties during the first quarter. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating Costs

	Three Months Ended June 30				Six Months Ended June 30			
	2008		2007		2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]								
Bitumen production [2]	15.30		10.73		15.71		10.40	
Purchased energy [2,4]	3.40		2.53		3.77		2.65	
Purchased bitumen	2.43		-		1.90		-	
	21.13	26.21	13.26	16.43	21.38	25.46	13.05	15.90
Upgrading Costs [3]								
Bitumen processing and upgrading [2]		6.27		5.26		6.06		5.04
Turnaround and catalysts		3.54		2.90		2.08		1.91
Purchased energy [4]		4.47		2.32		3.83		2.59
		14.28		10.48		11.97		9.54
Other and research [2]		3.05		2.39		2.18		1.15
Change in treated and untreated inventory		(1.48)		0.14		(0.64)		(0.22)
Total Syncrude operating costs		42.06		29.44		38.97		26.37
Canadian Oil Sands adjustments [5]		(0.14)		0.69		(0.07)		0.33
Total operating costs		41.92		30.13		38.90		26.70
(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	327	265	325	263	323	266	339	279

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $9.38/GJ and $6.78/GJ in the second quarter of 2008 and 2007, respectively. For the first six months of the year, natural gas costs averaged $8.27/GJ and $6.90/GJ in 2008 and 2007, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

[6] *Syncrude production volumes include the impact of processed purchased bitumen volumes.*

($/bbl of SCO)	Three Months Ended June 30 2008	2007	Six Months Ended June 30 2008	2007
Production costs	33.23	24.68	30.58	20.88
Purchased energy	8.69	5.45	8.32	5.82
Total operating costs	41.92	30.13	38.90	26.70
(GJs/bbl of SCO)				
Purchased energy consumption	0.93	0.80	1.01	0.84

In the second quarter of 2008, operating costs were $373 million, averaging $41.92 per barrel, an increase of $102 million, or $11.79 per barrel, over the second quarter of 2007 operating costs of $271 million. Operating costs in both the second quarters of 2008 and 2007 reflect coker maintenance and turnarounds. Year-to-date operating costs were $697 million in 2008, averaging $38.90 per barrel, an increase of $195 million, or $12.20 per barrel over 2007. The increase in costs for the reported periods is primarily due to the following:

- Additional overburden material was moved during the first and second quarters of 2008 versus 2007. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008 in order to re-establish exposed mineable ore inventory and meet operational requirements;
- increased costs for contractors and wages for Syncrude staff on a quarterly and on a year-to-date basis as a result of inflationary pressures and contract settlements;
- the purchase of incremental bitumen in 2008 to support production during times of internal bitumen supply shortfalls;
- inflationary pressure for materials and consumables;
- additional costs during the first quarter of 2008 associated with resuming shipments at Syncrude following the disruption of operations early in the year;
- higher energy costs reflecting higher natural gas prices and increased natural gas consumption on per barrel basis due to operational inefficiencies during 2008; and
- an increase in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares and units, the market performance of which was stronger in the first half of 2008 relative to the same period in 2007.

Operating costs per barrel also have increased in 2008 on a year-to-date basis as a result of reduced production volumes in 2008 versus 2007. A significant portion of Syncrude's operating costs are fixed and as such, any change in production impacts per unit operating costs. While inflationary pressures are

expected to persist, improvements in operational reliability should help to reduce the costs related to the operational inefficiencies experienced during 2008.

Non-Production Costs

Non-production costs totalled $16 million and $15 million in the second quarters of 2008 and 2007, respectively. Year-to-date non-production costs totalled $33 million for both 2008 and 2007. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures. Non-production costs can vary on a periodic basis depending on the number of projects underway and the status of the projects.

Crown Royalties

In the second quarter of 2008, Crown royalties increased to $178 million, or $19.94 per barrel, from $89 million, or $9.94 per barrel, in the comparable 2007 quarter. Year-to-date Crown royalties increased to $309 million, or $17.24 per barrel, in 2008 from $183 million, or $9.75 per barrel in 2007. The increase in royalties in 2008 on both a quarterly and a year-to-date basis was primarily due to significantly increased revenues partially offset by higher operating costs.

Potential changes to Crown royalty terms by the Alberta government are discussed later in this MD&A.

Interest Expense, Net

	Three Months Ended June 30		Six Months Ended June 30	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 18	$ 24	$ 38	$ 49
Interest income and other	(2)	(1)	(5)	(2)
Interest expense, net	$ 16	$ 23	$ 33	$ 47

The Trust's net interest expense in 2008 has decreased relative to the comparable periods in 2007 due to reduced average net debt outstanding.

Depreciation, Depletion and Accretion Expense

($ millions)	Three Months Ended June 30 2008		2007		Six Months Ended June 30 2008		2007	
Depreciation and depletion expense	$	98	$	74	$	197	$	154
Accretion expense		4		3		7		5
	$	102	$	77	$	204	$	159

The increase in depreciation and depletion ("D&D") expense in 2008 on a quarterly and on a year-to-date basis versus 2007 was due to a higher per barrel D&D rate. In 2008 the D&D rate per barrel of production increased to $11.07 from $8.31 in 2007 as a result of higher projected capital cost estimates for Syncrude in the Trust's December 31, 2007 independent reserves report.

Foreign Exchange Loss (Gain)

($ millions)	Three Months Ended June 30 2008		2007		Six Months Ended June 30 2008		2007	
Unrealized foreign exchange loss (gain)	$	(8)	$	(76)	$	26	$	(87)
Realized foreign exchange loss (gain)		3		13		(5)		17
Total foreign exchange loss (gain)	$	(5)	$	(63)	$	21	$	(70)

Unrealized foreign exchange ("FX") gains and losses are the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The unrealized FX gains and losses reported in 2008 resulted from the change in the value of the Canadian dollar relative to the U.S. dollar to $0.98 US/Cdn at June 30, 2008 from $0.97 US/Cdn at March 31, 2008 and $1.01 US/Cdn at December 31, 2007. The unrealized FX gains in 2007 were due to the change in the value of the Canadian dollar relative to the U.S. dollar to $0.94 US/Cdn at June 30, 2007 from $0.87 US/Cdn at March 31, 2008 and $0.86 US/Cdn at December 31, 2007.

Future Income Tax and Other

In the second quarter of 2008, a $10 million future income tax recovery was recorded on the reduction of temporary differences versus a future income tax expense of $665 million in the second quarter of 2007. On a year-to-date basis, a future income tax recovery of $24 million was recorded in 2008 on the reduction of temporary differences compared with a future income tax expense of $628 million in 2007.

Prior to the substantive enactment of Bill C-52 in June 2007, the federal government's legislation to tax distributions from income trusts commencing in 2011, Canadian Oil Sands' future income taxes reflected only those temporary differences in the Trust's subsidiaries. Upon the substantive enactment of Bill C-52, Canadian Oil Sands recorded a one-time $701 million future income tax expense and a corresponding

future income tax liability related to the differences between the accounting and tax basis of the Trust's assets and liabilities.

In June 2008, Bill C-50, which contains legislation to adjust the deemed provincial component on the tax rate on distributions from income and royalty trusts expected to apply to Canadian Oil Sands commencing in 2011, passed third reading in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 per cent to 10 per cent as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes, however, the adjustment to the provincial component of the tax is not considered substantively enacted as the income tax regulations for the adjustment have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

With the taxation of income trusts commencing January 1, 2011 Canadian Oil Sands is evaluating alternatives as to the best structure for its Unitholders in the future. On July 14, 2008, the Department of Finance released proposed conversion rules for income and royalty trusts. The draft rules, which are subject to comments by interested parties by September 15, 2008, are designed to permit income and royalty trusts to convert into public corporations and wind up without triggering adverse tax consequences to the income or royalty trust and its Unitholders. We are assessing the draft rules and their implications to the Trust. However, until the draft legislation is finalized and ultimately passed into law, we will not be able to complete our evaluation. Subject to the finalization of the conversion rules, we plan to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favour a faster transition to an alternate structure. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and non-declining production profile provide a solid foundation to generate future cash from operating activities.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 Financial Statements.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard is effective for the Trust beginning January 1, 2008. Application of the new standard did not have an impact on the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued a new accounting standard , Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. Canadian Oil Sands has commenced assessing the impact on our business of adopting IFRS in 2011 and is preparing for the transition accordingly.

UNITHOLDER DISTRIBUTIONS

	Three Months Ended June 30		Six Months Ended June 30	
($ millions)	2008	2007	2008	2007
Cash from operating activities	$ 413	$ 324	$ 854	$ 526
Net income (loss)	$ 497	$ (395)	$ 795	$ (133)
Unitholder distributions	$ 481	$ 191	$ 841	$ 335
Excess (shortfall) of cash from operating activities over Unitholder distributions	$ (68)	$ 133	$ 13	$ 191
Excess (shortfall) of net income over Unitholder distributions	$ 16	$ (586)	$ (46)	$ (468)

In the second quarter of 2008, Unitholder distributions exceeded cash from operating activities by $68 million as a result of changes in non-cash working capital. During the quarter, changes in non-cash working capital reduced cash from operating activities by $162 million, primarily as a result of a $198 million increase in accounts receivable at June 30, 2008 relative to March 31, 2008. For the second

quarter of 2008, cash from operating activities along with opening cash balances at April 1, 2008 funded the Trust's distributions, capital expenditures, and reclamation trust fund contributions.

Year-to-date cash from operating activities exceeded Unitholder distributions by $13 million and, along with opening cash balances at January 1, 2008, funded the Trust's distributions, capital expenditures, and reclamation trust fund contributions.

Total distributions during 2008 exceeded net income on a year-to-date basis primarily as a result of DD&A. DD&A is a non-cash item that does not affect the Trust's cash from operating activities, balance sheet strength or ability to pay distributions over the next several years.

The Trust uses debt and equity financing to the extent that cash from operating activities is insufficient to fund distributions, capital expenditures, reclamation trust contributions, acquisitions and working capital changes from financing and investing activities.

On July 29, 2008 the Trust declared a quarterly distribution of $1.25 per Unit in respect of the third quarter of 2008 for a total distribution of $602 million. The distribution will be paid on August 29, 2008 to Unit holders of record on August 15, 2008. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements, and with the objective of maintaining an investment grade credit rating.

The 25 per cent increase in the distribution over the previous quarter reflects the Trust's financial plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust is distributing a fuller amount of cash from operating activities unless capital investment or acquisition opportunities arise that management believes offer Unitholders enhanced value. Additionally, under current market conditions, the Trust plans on raising its long-term net debt to about $1.6 billion by the end of 2010. We believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation. The target is based on Syncrude's existing productive capacity and we will reconsider this target in light of Canadian Oil Sands future capital requirement plans.

In determining the Trust's distributions, Canadian Oil Sands considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $20 million and $18 million on a year-to-date basis in 2008 and 2007, respectively, and approximated the related expense for both pension and reclamation of $25 million and $22 million for each of the periods, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent

actuarial valuation and our share of Syncrude's future reclamation costs has increased, we currently do not anticipate any material increases in funding related to these items for the next few years.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-book capitalization at an amount less than 55 per cent. With a current net debt-to-book capitalization of approximately 20 per cent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate dramatically from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI and FX rates. The Trust strives to smooth out the effect of this variability on distributions by taking a longer-term view of our outlook for our operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. Nonetheless, the highly variable nature of our cash from operating activities introduces risk in our ability to sustain or provide stability in distributions and any expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied.

As the Trust executes its financial plan, investors should anticipate increased variability in distributions and understand that current distribution levels may not be sustainable once we have reached our net debt target. As distributions comprise a larger percentage of cash from operating activities, the distributions will necessarily be more reflective of business performance and crude oil prices. Further, the taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities, and consequently distribution levels.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)		June 30 2008		December 31 2007
Long-term debt	$	1,079	$	1,218
Cash and cash equivalents		(32)		(268)
Net debt [1]	$	1,047	$	950
Unitholders' equity	$	4,147	$	4,172
Total capitalization [2]	$	5,194	$	5,122

[1] Non-GAAP measure
[2] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	20	19

As at June 30, 2008 the Trust had $840 million of credit facilities available and unutilized. In addition, the Trust had $67 million in letters of credit issued against a separate line of credit.

During the second quarter of 2008, the Trust repaid $150 million of medium term notes that matured.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as actual crude oil prices, Syncrude's operational performance, distributions, and FX rates vary from our assumptions.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 are primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was previously described in the "Review of Syncrude Operations" section of this MD&A.

In the second quarter of 2008, capital expenditures totalled $54 million, compared with expenditures of $50 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $21 million and $19 million of the capital spent in the second quarters of 2008 and 2007, respectively. The remaining amounts in each quarter pertained to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $6.00 and $5.35 in each of the second quarters of 2008 and 2007, respectively.

Year-to-date capital expenditures totalled $101 million in 2008 versus $83 million in 2007. The SER project accounted for $38 million and $34 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $5.63 and $4.40 on a year-to-date basis in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. While expenditures on the SER project are estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 per cent working interest) there is upward cost pressure on the project. Syncrude is currently performing a full review of the SER project and will provide updates to cost estimates and timing after such review has been completed. The Trust's share of the SER project expenditures incurred to date is approximately $144 million, with the remaining costs expected to be incurred in the next three years to coordinate with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $8 per barrel for 2008. Over the longer term, we expect sustaining capital expenditures to average approximately $5 per barrel before inflation; however, over the next few years we expect to incur an additional $2 to $5 per barrel annually for large environmental and infrastructure projects. These projects include the relocation of certain mining trains and tailings systems, which are required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 106 million barrels in 2008, or 39 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion was expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day provided by the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life based on an independent estimate of Syncrude's reserves and resources as of December 31, 2007. The scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages have been approved and are being developed. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is possible that the debottleneck will be delayed beyond our current 2012

projected startup as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners as they are still in the early planning stages.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $26.5 billion with 482 million Units outstanding and a closing price of $55 per Unit on June 30, 2008.

Canadian Oil Sands Trust - Trading Activity	Second Quarter 2008	June 2008	May 2008	April 2008
Unit price				
High	$ 55.14	$ 55.00	$ 55.14	$ 48.30
Low	$ 40.25	$ 48.64	$ 43.53	$ 40.25
Close	$ 55.00	$ 55.00	$ 50.04	$ 45.23
Volume traded (millions)	88.1	28.7	33.9	25.5
Weighted average Trust units outstanding (millions)	480.8	481.5	480.9	479.9

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of July 29, 2008 there have been no significant changes to the Trust's contractual obligations and commitments in 2008 from our 2007 year-end disclosure, other than the repayment of approximately $150 million in maturing medium term notes on April 9, 2008.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at June 30, 2008.

Crude Oil Price Risk

Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. As at June 30, 2008 the Trust remains unhedged on its crude oil price exposure and does not intend to introduce any crude oil hedge positions. Canadian Oil Sands may, however, hedge its crude oil production in the future depending on the business environment and growth opportunities.

Foreign Currency Hedging

As at June 30, 2008, we do not have any foreign currency hedges in place. At the present time, we do not intend to introduce any currency hedge positions. Canadian Oil Sands may, however, hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. As at June 30, 2008 we did not have any debt outstanding bearing interest at floating market-based rates.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of May 16, 2008, approximately 34 percent of our Units are held by non-Canadian residents with the remaining 66 per cent of Units being held by Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of August 15, 2008. The Trust posts its foreign ownership levels and describes its steps for managing these levels on its web site (www.cos-trust.com) under "Investor Information", "Frequently Asked Questions". These steps are also described in the Trust's AIF.

CROWN ROYALTY CHANGES

In 2007, the Alberta government announced new Crown royalty terms, effective January 1, 2009. For oil sands projects, the new terms are based on a sliding scale royalty rate ranging from one to nine per cent pre-payout and 25 to 40 per cent post-payout that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The pre-payout rate starts at one per cent of revenue and increases for every dollar oil is priced above $55 C$-WTI per barrel, to a maximum of nine per cent of revenue at $120 C$-WTI per barrel or higher. The net royalty rate applied post-payout will start at 25 per cent of net revenue and rises for every dollar of C$-WTI increase above $55 C$-WTI per barrel up to a maximum of 40 per cent of net revenue at $120 C$-WTI per barrel or higher.

The Syncrude Joint Venture owners have a Crown royalty agreement with the Alberta government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Crown royalty agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands remains of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the government.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and died on one of Syncrude's tailings ponds. Syncrude is cooperating with Alberta Environment and Sustainable Resource Development officials in their investigation into why this occurred. Previous to this event, Syncrude's waterfowl management program, which includes the deployment of noise cannons and scarecrows, has worked very well over decades of use. Syncrude and its owners are very disappointed this occurred and are focused on understanding how to prevent this from happening again.

Greenhouse Gas Emissions Reduction Requirements

On March 31, 2008 Syncrude submitted its 2007 compliance report on greenhouse gas ("GHG") emissions to the Alberta government for review by the director of Alberta Environment. The submission of the compliance report meets the regulatory deadline specified by the Alberta government as part of its Bill 3 legislation introduced in 2007 to reduce GHG emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of GHGs a year ("Large Emitters") must reduce their emissions intensity (emissions per unit of production) by 12 per cent over the average emissions intensity levels of 2003, 2004 and 2005. If they are unable to do so, these facilities will be required to pay $15 per tonne for every tonne above the 12 per cent target, beginning July 1, 2007.

For 2008, Syncrude is accruing approximately $0.10 per barrel for compliance with Bill 3, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide ("CO_2") emission intensity level and clarification from the Alberta government regarding details of the Bill 3 implementation. No cost estimates are available for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the integrated CO_2 Network (ICON).

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's *Environmental Protection and Enhancement Act* requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On June 26, 2008, the Alberta Energy Resources Conservation Board ("ERCB") released a draft Directive on Tailings Criteria for public review and comment. This directive proposes to develop new industry-wide criteria to supplement existing regulations by requiring operators to:

- prepare an operations and abandonment plan for every consolidated tailings pond, which would be reviewed for the establishment of performance measures by the ERCB;
- operate and abandon each consolidated tailings pond in accordance with their applications or ERCB approvals;
- consume fine fluid tailings as proposed in their applications or as approved by the ERCB; and
- specify dates for pond construction, pond use, pond closure, and other milestones and file these dates with the ERCB by December 31, 2009.

Syncrude is involved in both the review of the draft directive and submission of comments to the ERCB, as well as assessing the impact of the proposed directive on current and future operations. Until the

directive is finalized the impact, if any, of the new regulations on Syncrude cannot be fully determined. The regulation as presently drafted, however, is likely to have an adverse impact on the current cost estimates for tailings management.

Syncrude has filed an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility to permit interim storage of increased volumes of mature fine tailings. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

2008 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)		July 29, 2008		April 28, 2008
Syncrude production (MMbbls)		106		108
Canadian Oil Sands Sales (MMbbls)		38.9		39.7
Revenues, net of crude oil purchases and transportation		4,734		3,929
Operating costs		1,381		1,273
Operating costs per barrel		35.46		32.07
Crown royalties		742		575
Capital expenditures		294		265
Cash from operating activities		2,356		1,924
Business environment assumptions				
West Texas Intermediate (US$/bbl)	$	120	$	100
Premium (Discount) to average C$ WTI prices (C$/bbl)	$	1.50	$	(1.00)
Foreign exchange rate (US$/Cdn$)	$	1.00	$	1.00
AECO natural gas (Cdn$/GJ)	$	9.50	$	8.50

The Trust has lowered its 2008 Syncrude production estimate to 106 million barrels to reflect first half results. The estimate continues to incorporate Syncrude's remaining 2008 maintenance program, including the turnaround of Coker 8-2 in the third quarter, an allowance for unplanned outages, and recognition that Syncrude is still working to establish reliable Stage 3 design rates. The Syncrude production estimate is set within a range of 103 to 109 million barrels for 2008.

We have increased our estimate of the Trust's 2008 revenues as a result of increases in the realized SCO sales price. Operating costs estimates have increased as a result of the year-to-date financial results, the expectation of continuing high costs in mining and maintenance operations, increased natural gas prices and the impact of reduced production volumes on the calculation of per Unit costs. The Trust has not assumed any further bitumen purchases in this current Outlook; however, Syncrude may purchase up to 10,000 barrels per day of additional bitumen during the remainder of 2008 to provide for flexibility in SCO production. The increase in forecasted Crown royalties is due to the increased revenues net of increased cost estimates.

As a result of current assumptions, our revised estimate of cash from operating activities has increased to $2,356 million or $4.90 on a per Unit basis. With the increase in the distribution to $1.25 per Unit in the third quarter of 2008, we are estimating net debt levels will remain at approximately $1 billion at the end of 2008.

Distributions paid in 2008 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

		Cash from Operating Activities Increase	
Variable [1]	**Annual [2] Sensitivity**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	29	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	24	0.05
Syncrude production increase	2 million bbls	59	0.12
Canadian dollar weakening	US$0.01/C$	29	0.06
AECO natural gas price decrease	C$0.50/GJ	13	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

Form 52-109F2 – Certification of Interim Filings

I, Ryan M. Kubik, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: July 29, 2008

Signed "Ryan M. Kubik"
Ryan M. Kubik
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Ryan M. Kubik, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: July 29, 2008

Signed "Ryan M. Kubik"
Ryan M. Kubik
Chief Financial Officer

Canadian Oil Sands

Code of Business Conduct

May 15, 2006
Updated effective: July 29, 2008

TABLE OF CONTENTS

Article I. Introduction

Section 1.01 This Code of Ethical Business Conduct (the "Code") covers all the businesses and operations of Canadian Oil Sands Trust and all of its majority-owned entities (collectively, "Canadian Oil Sands"). This Code sets out the basic principles and core values that Canadian Oil Sands epitomizes and affirms the commitment of Canadian Oil Sands to uphold high moral and ethical standards and to conduct its business with corporate social responsibility. In setting out these principles and values, the Code acts as a guideline that directors, officers, employees and contractors of Canadian Oil Sands should follow in conducting their affairs as ambassadors of Canadian Oil Sands. To this end, this Code has been adopted by the Board of Directors of Canadian Oil Sands as a guide that is intended to sensitize such individuals to the significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct.

Article II. Compliance with the law

Section 2.01 Canadian Oil Sands and its directors, officers and employees should be aware of and shall comply with all laws and regulations applicable to Canadian Oil Sands' business. In conducting such business, employees and contractors should operate in a manner consistent with recognized industry standards and such legal requirements.

Article III. Conflicts of Interest

Section 3.01 It is essential in maintaining the integrity of unitholders and fellow employees and business partners that employees, officers and directors of Canadian Oil Sands avoid situations in which their personal interests conflict, or might reasonably be expected to conflict, with their duties to Canadian Oil Sands. "Personal interest" includes any interest or participating in any activity that would tend to: 1) deprive Canadian Oil Sands of the time and attention required to perform the person's duties properly; and/or 2) create an obligation or distribution which would affect the person's judgment or ability to act solely in Canadian Oil Sands' best interest. In particular, employees and directors shall not use for their own financial gain or disclosure for the use of others, insider information obtained as a result of their position with Canadian Oil Sands. Maintaining the trust of our unitholders and the investment community is a crucial element in our success. In order to reflect the corporate principles of integrity and fairness to all current and potential unitholders and to the employees and directors as a whole, each employee and director is required to abide by the insider trading and confidentiality guidelines established by Canadian Oil Sands from time to time. Employees shall not use their employment status to obtain personal gain from those doing or seeking to do business with Canadian Oil Sands. Employees must avoid all situations in which their personal interests conflict or might be perceived to conflict with their duties to Canadian Oil Sands.

Article IV. Gifts and Benefits

Section 4.01 Employees, directors and contractors of Canadian Oil Sands shall not furnish, directly or indirectly, on behalf of Canadian Oil Sands, expensive gifts or provide excessive entertainment or benefits to other persons. In addition, employees and directors of Canadian Oil Sands must not accept expensive gifts or other benefits from a source which is or could reasonable be perceived to create a conflict of interest. Gifts or benefits that are made a matter of general and accepted business practice and do not convene any law, are acceptable if approved by either the President and Chief Executive Officer or the Chief Financial Officer. If any doubt as to the acceptance of a gift or benefit exists, the individual must check with the President and Chief Executive Officer, the Chief Financial Officer, the General Counsel and Corporate Secretary or, if the gift relates to one given to the President and Chief Executive Officer, the Chairman of the Board.

Article V. Use of Corporate Assets/Information

Section 5.01 Certain reports, records, papers, devices, processes, plans and apparatus of Canadian Oil Sands or to which Canadian Oil Sands has been permitted access are considered by Canadian Oil Sands to be proprietary, secret and confidential and employees, officers, directors, and contractors, are prohibited from revealing information concerning such matters without proper authorization. Employees, officers, directors and contractors are prohibited from taking opportunities discovered through the use of corporate property, information or position, using corporate property, information or position for personal gain, and competing with Canadian Oil Sands. Unauthorized removal or destruction of Canadian Oil Sands' assets is strictly prohibited.

Section 5.02 Canadian Oil Sands provides Internet access to its employees to facilitate their researching and sharing of business-related information. The Internet is a business tool, and employees should, in using their Internet privileges, exercise the same degree of discretion that a third party reasonable person would apply when using other business tools, such as office telephones and photocopiers. For greater clarity, telephones, photocopiers, computers and similar business tools should not be used in any significant manner for personal use.

Article VI. Respectful Workplace

Section 6.01 A motivated, cohesive team approach is essential to the success of Canadian Oil Sands. Canadian Oil Sands strives to provide a work environment free of discrimination and harassment in which individuals are accorded equality of employment opportunity based on merit and ability. Each employee is entitled to receive and obligated to show fairness, integrity and respect.

Section 6.02 Employees are ambassadors for Canadian Oil Sands and as such, should exercise their good judgment and common sense in carrying out the various business activities of Canadian Oil Sands in a manner which reflects Canadian Oil Sands commitment to honesty, integrity, energy and passion to create a socially responsible enterprise which benefits both unitholders and the communities in which Canadian Oil Sands operates. Fraudulent activity of any kind is prohibited.

Article VII. Accounting, Auditing or Disclosure Concerns

Section 7.01 Canadian Oil Sands is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to the Alberta Securities Commission and other Canadian securities regulatory authorities and the Toronto Stock Exchange, as well as in other public communications made by Canadian Oil Sands. All employees and officers responsible for the preparation of Canadian Oil Sands' public disclosures, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various Canadian Oil Sands disclosure controls and procedures.

Article VIII. Dealings with Unitholders

Section 8.01 Canadian Oil Sands strives to maximize the value for its unitholders over the long-term, in a socially responsible, legal and ethical manner. Maintaining the trust and confidence of our unitholders is a crucial aspect of Canadian Oil Sands operations and success. In order to maintain such trust and confidence, Canadian Oil Sands and its employees will consider the economic, social and environmental impact of decisions, keeping in mind the legal and regulatory requirements and competitive factors that impact Canadian Oil Sands. Canadian Oil Sands will disclose relevant and reliable information to unitholders

and potential investors, subject to compliance with legal requirements and competitive constraints. Sustainable development and operations will be undertaken with a view to minimizing the environmental impact while simultaneously strengthening the economic and social well-being of the communities in which we operate.

Section 8.02 Canadian Oil Sands' books and records will reflect, in an accurate, fair and timely manner, the transactions, operational activities and assets of Canadian Oil Sands.

Section 8.03 All business transactions that employees, officers and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail. Records must be kept and maintained to fulfill relevant legal requirements.

Article IX. Public Officials and Political Parties

Section 9.01 Canadian Oil Sands interacts with government and regulatory agencies, directors, officers and officials in an honest and co-operative manner. All dealings between employees of Canadian Oil Sands and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or that of Canadian Oil Sands. Use of Canadian Oil Sands' funds, goods, or services as contributions to political parties, candidates or campaigns is forbidden, unless authorized by the Board of Directors.

Article X. Competitors

Section 10.01 Canadian Oil Sands will compete vigorously and innovatively in its business activities with honesty and morality. Canadian Oil Sands efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and trade practice laws and regulations.

Article XI. Community

Section 11.01 Canadian Oil Sands believes that companies and the community as a whole benefit from individuals working together as part of a team, assisting each other in creating a stronger, healthier and supportive environment which leads to a more prosperous and self-sufficient population as a result. Canadian Oil Sands strongly supports providing individuals, both within Canadian Oil Sands and externally with the tools and opportunities which allow such individuals to realize their maximum potential, thereby benefiting our organization and the country as a whole.

Article XII. Compliance with the Code and Reporting of Any Violations

Section 12.01 No retaliatory action shall be taken against an employee or officer in respect of "whistleblowing".

Section 12.02 As part of the effort to ensure compliance with this Code, each employee and director is required periodically to complete a Compliance Certificate certifying observance with this Code while noting any exceptions. Certificates completed by employees, officers and directors are to be returned directly to the General Counsel and Corporate Secretary.

Section 12.03 If you have any questions regarding this Code, employees, officers and directors are encouraged to speak to the employee's supervisor or manager. In addition, the General Counsel and Corporate Secretary is available to answer questions or concerns relating to this Code.

Section 12.04 Canadian Oil Sands requires that all employees, officers and directors promptly report any observed breaches of this Code to any of the individuals identified in the preceding paragraph. Alternatively, if you would be more comfortable or feel it would be more appropriate, you may report such observed breaches directly to the Chairman of the Board or the Chair of the Audit Committee.

Section 12.05 In addition, any employee, director or officer who has a complaint regarding questionable accounting or auditing matters may make a submission to the Audit Committee of Canadian Oil Sands through the Chairman of the Board or the Chair of the Audit Committee. Confidentiality and anonymity will be provided for employees reporting. To ensure that outside complaints are properly understood and treated, employees should direct third parties making a complaint regarding accounting, internal accounting controls or auditing matters to the General Counsel and Corporate Secretary of Canadian Oil Sands.

Section 12.06 The Corporate Governance and Compensation Committee of Canadian Oil Sands' Board of Directors must approve any waiver of any of the provisions of this Code for a director or an executive officer. Material departures from this Code by a director or executive officer which constitute a material change to Canadian Oil Sands Trust will be promptly disclosed to unitholders.

Section 12.07 Canadian Oil Sands has set forth in writing, numerous policies, procedures, rules and standards of performance which continue in force. This Code is intended to supplement, and in some cases summarize, these established policies, procedures, rules and standards but does not replace them. It continues to be the responsibility of all employees, officers and directors of Canadian Oil Sands to comply with such policies, procedures, rules and standards.

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude Emission Reduction project cost estimated at $1.6 billion

Calgary, AB., Sept. 19, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands") today announced an updated cost estimate for the Syncrude Emission Reduction ("SER") project of approximately $1.6 billion ($590 million net to Canadian Oil Sands based on our 36.74 per cent working interest). Canadian Oil Sands previously disclosed a cost estimate for the SER project of $772 million gross to Syncrude, but indicated that there was upward cost pressure on the project and an update to the cost estimate and timing would be provided once Syncrude had completed a full review of the project. The cost increase reflects a delay in the expected completion date and inflationary pressures. Construction of the project is approximately 14 per cent complete with about $412 million expended to date.

"Syncrude's voluntary effort to reduce sulphur dioxide emissions demonstrates our long-standing commitment to responsible environmental management and protecting the good air quality in the Wood Buffalo region," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "While the investment is significantly higher than we had originally anticipated, the SER project will also support the sustainable development of the Syncrude project and its future growth."

When combined with already completed Stage 3 improvements, the SER project is anticipated to reduce stack emissions of sulphur compounds by about 60 per cent from current approved levels. Emissions of particulate matter also should be significantly reduced. The project involves retrofitting sulphur scrubbing technology into the operation of Syncrude's original two cokers. The third coker that was constructed as part of the Stage 3 expansion already incorporated flue gas desulphurization technology that virtually eliminates sulphur dioxide emissions from this unit.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 481.5 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected cost for the SER project and the timing for incurring the costs in completing such project as well as the expected level of reduction in the sulphur and particulate matter levels from the SER project. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the difficulties of completing construction of any large facility that is part of an operationally complex, integrated facility, especially in extremely cold temperatures, inflationary cost pressures and the impact of labour shortages on construction, the uncertainties around the implementation of new technologies and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

END